As filed with the Securities and Exchange Commission June 13, 2014

Registration No. 333-196039

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kona Grill, Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-0216690
(State or jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

7150 East Camelback Road, Suite 220

Scottsdale, Arizona 85251

Telephone: (480) 922-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Berke Bakay

Chief Executive Officer

Kona Grill, Inc.

7150 East Camelback Road, Suite 220

Scottsdale, Arizona 85251

Telephone: (480) 922-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan M. Gilbert, Esq. Maslon Edelman Borman & Brand, LLP 90 South 7th Street, Suite 3300 Minneapolis, Minnesota 55402 Telephone: (612) 672-8381 Facsimile: (612) 642-8381	Michael J. Solecki, Esq. Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114 Telephone: (216) 586-3939 Facsimile: (216) 579-0212

Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE 13, 2014 2,300,000 Shares KONA GRILL Kitchen Sushi cocktails Common Stock The information in this prospectus is not complete and may be changed. The Company and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where such offer, solicitation or sale is not permitted. We are offering 2,000,000 shares of our common stock and the selling stockholders named herein are offering an additional 300,000 shares of our common stock pursuant to this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the NASDAQ Global Market under the symbol “KONA.” The last sale price of our common stock on June 12, 2014, as reported by the NASDAQ Global Market, was $22.19 per share. Investing in our common stock involves risks. See “Risk Factors” beginning on page 10. Per Share Total Public offering price $ $ Underwriting discount $ $ Proceeds, before expenses, to us $ $ Proceeds, before expenses, to the selling stockholders $ $ Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The underwriters may also purchase up to 345,000 additional shares of common stock from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus. Delivery of the shares of common stock is expected to be made on or about , 2014. KeyBanc Capital Markets Raymond James Feltl and Company Janney Montgomery Scott Lake Street Capital Markets Wunderlich Securities The date of this prospectus is, 2014.

# locations

## 26 locations across 17 states

[arizona]
- chandler
- city north
- gilbert
- scottsdale

[colorado]
- denver

[connecticut]
- stamford

[florida]
- tampa

[idaho]
- boise

[illinois]
- lincolnshire
- oak brook

[indiana]
- carmel

[louisiana]
- baton rouge

[maryland]
- baltimore

[michigan]
- troy

[minnesota]
- eden prairie

[missouri]
- kansas city

[nebraska]
- omaha

[nevada]
- las vegas

[new jersey]
- woodbridge

[texas]
- austin domain
- dallas
- fort worth
- houston
- san antonio
- the woodlands

[virginia]
- richmond

macadamia nut chicken

pork tenderloin

effen cucumber mojito

carrot cake

grilled apple + brie flatbread

chili lime shrimp salad

jalapeño yellowtail sashimi

Kona Grill

You should rely only on the information contained in or incorporated by reference into this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with information different than that contained in or incorporated by reference into this prospectus or in any free writing prospectus that we have authorized for use in connection with this offering. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus, any document incorporated by reference or any free writing prospectus is accurate as of any date, other than the date mentioned on the cover page of these documents. We and the selling stockholders are not, and the underwriters are not making an offer to sell the securities described in this prospectus in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and third-party publications, as well as our own estimates and research.

This prospectus and the information incorporated herein may contain references to our trademarks, service marks, trade names and copyrights and to those belonging to other companies. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus may be listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights (or the rights of the applicable licensors, if any) to these trademarks, service marks, trade names and copyrights.

i

PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering and selected information contained elsewhere in or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. For a more complete understanding of our company and this offering, we encourage you to read and consider carefully the more detailed information in this prospectus, including the information referred to under the heading “Risk Factors” in this prospectus beginning on page 10, the information incorporated by reference in this prospectus, and the information included in any free writing prospectus that we have authorized for use in connection with this offering. Unless otherwise indicated, “Kona Grill,” the “Company,” “we,” “us,” “our” and similar terms refer to Kona Grill, Inc.

Our Company

Kona Grill is a polished casual restaurant growth concept that offers a diverse selection of flavorful American cuisine, internationally influenced appetizers and entrées and an extensive selection of award-winning sushi, complemented by a full-service bar that offers a broad assortment of wine, specialty cocktails and beer. Our restaurants combine made-from-scratch food, attentive service and an upscale contemporary ambiance to create an exceptional, yet affordable dining experience that we believe exceeds that of many traditional casual dining restaurants with whom we compete. As of March 31, 2014, we owned and operated 26 Kona Grill restaurants in 17 states. Our 23 comparable restaurants generated an average unit volume of $4.3 million during 2013.

We believe that the portability of our concept has been successfully demonstrated in a variety of markets across the United States. Our primary growth objective is to double our restaurant sales over the next five years by strategically expanding the Kona Grill concept in both new and existing markets. We believe there are significant opportunities to grow our business and strengthen our competitive position given our small base of restaurants compared to many other national restaurant chains. We opened two restaurants during 2013 and plan to open five restaurants during 2014, which would result in 20% unit growth, and would make Kona Grill one of the fastest growing national restaurant concepts in the country. We believe the broad appeal of the Kona Grill concept, strong average unit volumes, flexible real estate strategy and high-performing restaurants in 17 states provide us with an opportunity for continued expansion. We believe our concept has the potential for more than 100 restaurants nationwide.

Based on industry analyst and third-party publication information, our growth in comparable restaurant sales has outperformed the casual dining restaurant industry average during each of the last four quarters. For 2013, comparable restaurant sales increased 1.4% over the prior year, following 2.7% growth in 2012 and an 8.8% increase in 2011. Comparable restaurant sales for the first quarter ended March 31, 2014 increased 6.2%, reflecting a 4.2% increase in customer traffic and a 2.0% increase in average check. The first quarter of 2014 marked our fourth consecutive quarter, and 14th out of the last 15 quarters, of comparable restaurant sales growth.

From fiscal year 2011 to 2013, our restaurant sales increased from $93.7 million to $98.3 million, our Restaurant Operating Profit increased from $16.6 million to $18.1 million and our Adjusted EBITDA increased from $8.8 million to $10.8 million, representing compounded annual growth of 2.4%, 4.2% and 11.0%, respectively. Our Restaurant Operating Profit as a percentage of sales was 18.4% during 2013, which ranks in the top quartile of the casual dining segment. Our income from operations increased from $2.4 million in fiscal 2011 to $3.1 million in fiscal 2013, representing a compounded annual growth rate of 14.2%. For a reconciliation of Restaurant Operating Profit and Adjusted EBITDA, both non-GAAP financial measures, to income from operations, see footnotes 1 and 2 in “—Summary Historical Financial and Operating Data.”

Our Business Strengths

We believe the following strengths differentiate the Kona Grill concept and serve as the foundation for our continued new unit growth.

Our Growth Restaurant Concept Provides a Distinctive Polished Casual Dining Experience

Our polished casual dining concept captures some of the best elements of fine dining including a variety of exceptional food options, attentive service and an extensive wine and cocktail list, and combines them with traditional casual dining attributes, such as a broad menu with attractive price points and a choice of environments suitable for any dining occasion. Our menu features a diverse selection of high quality and flavorful American favorites with an international influence and freshly prepared, award-winning sushi items that appeal to a wide range of tastes, preferences and price points. Our restaurant design incorporates a contemporary look with signature design elements, including a saltwater aquarium, unique tiles and textures and fire and water features. Our restaurant layout focuses on an open floor plan with multiple dining areas to provide our customers the choice of various dining ambiences to fit every mood and occasion. Our open floor plan also highlights our exhibition-style kitchen and sushi bar, which further emphasize the quality and freshness of our food that are the cornerstones of our concept. Our indoor/outdoor patio with a full-service bar incorporates a high-energy, socially-interactive atmosphere and serves as a destination for many of our frequent customers. We also have enclosed patios in colder climates to maximize utilization of the patio throughout the year. We believe our innovative menu and personalized service combined with a contemporary restaurant design enhance our customers’ experience and differentiate us from our competitors and have driven the portability of our concept.

Our Exceptional Food Quality with Innovative Menu Selections Provides Excellent Value Proposition

We prepare our dishes from scratch at each restaurant location using original recipes, generous portions and creative and appealing presentations. Our more than 40 signature sauces and dressings create memorable flavor profiles and further differentiate our appetizers, salads, flatbreads, sandwiches, entrees and sushi offerings. We also offer seasonal specials at regular intervals throughout the year and use these promotions as research and development opportunities to surprise and delight our customers, which we believe enhances our customer frequency and loyalty. Our diverse menu is complemented by a full-service bar that offers a broad assortment of wine, specialty cocktails and beer, all of which help to mitigate commodity risk. Sushi and alcoholic beverages contribute approximately 24% and 30% of our total sales, respectively, and enable us to drive customer traffic throughout the day. We believe our diverse menu offerings, generous portions and multiple price points, including an average check per customer of approximately $25, provide an exceptional price-value proposition and allow us to attract and retain a diverse customer base.

Our Distinctive Atmosphere and Diverse Menu Mix Drives Customer Frequency across Multiple Dayparts

Our main dining area, full-service bar, patio and sushi bar provide a choice of atmospheres and a variety of dining destinations within our restaurants. The lively ambiance of our patio and bar areas provides an energetic social forum, while our sushi bar provides another exciting dining venue, offering a wide selection of creative and flavorful items. Our broad menu offering appeals to a wide range of tastes, preferences and price points and allows customers to dine with us during traditional lunch and dinner meal periods as well as in the late afternoon and late night. Sales during dinner, lunch and non-peak periods accounted for 52%, 24% and 24% of our total sales, respectively, during 2013. We believe that the range of dining experiences and relaxed social atmosphere engender a sense of loyalty in our customers not found in those who frequent our competitors. Our ability to attract diners and turn them into repeat customers is a testament to the quality of our food and distinctive atmosphere that make Kona Grill a unique restaurant concept.

Our Seasoned Restaurant Operations Team is Highly Trained to Provide Exceptional Food Quality and Customer Service

We believe our most valuable assets are our people. Our restaurant operations team consists of highly trained managers who are seasoned in all aspects of managing a high volume restaurant with diverse menu offerings. We believe our training program represents a significant investment in the development of our team. Our managers participate in both initial and ongoing formal training programs ranging from seven to nine weeks. The training program provides our team with a comprehensive understanding of menu items and ingredients, customer service protocols, personnel management and development, inventory management and ordering as well as maintenance of restaurant assets. We strive to adhere to and maintain the highest standards of food quality and customer service by staffing teams for our new restaurant openings with a mix of existing personnel who are well-versed with our management philosophy and overall operations and local talent. Additionally, we continue to build our talent base by identifying and incentivizing high-performing and passionate team members to enroll in a management development program where progress and promotion to the next level are measured by achievement of key milestones. We believe our seasoned restaurant operations team is a key driver of our restaurant growth and positions us well for long-term success.

Strong Unit Economics Driven by Disciplined Quality Site Selection and Effective Execution

During 2013, our comparable restaurants generated average sales of $4.3 million. We produced strong Restaurant Operating Profit margins, which, for the year ended December 31, 2013, represented 18.4% of our total sales. For new locations, we target a net cash-on-cash return of 31-33% and a sales-to-investment ratio of 1.7 to 1, based on two to four years of operations. We believe the strength of our new locations arises from our rigorous site selection process and strong new restaurant management and training teams.

We Are Led by a Dedicated Management Team with Significant Experience and a Proven Track Record

In January 2012, we appointed Berke Bakay as President and Chief Executive Officer. Mr. Bakay is Kona Grill’s largest beneficial stockholder and has served on our Board of Directors since 2009. Since Mr. Bakay’s appointment as President and Chief Executive Officer, we have resumed new unit growth and demonstrated strong results that include increasing comparable restaurant sales, improving restaurant operating profit and growing our average unit volume. Our Chief Financial Officer, Christi Hing, has 18 years of finance and accounting experience and has served more than eight years with Kona Grill. Our vice president of development, vice president of operations and vice president of food and beverage, combined, have more than 60 years of restaurant industry experience. We believe our experienced management team is a key driver of our restaurant growth and positions us well for long-term growth.

Our Growth Strategies

We believe that there are significant opportunities to develop new units, grow customer traffic and increase awareness of our brand throughout the United States. The following sets forth the key elements of our growth strategy.

Pursue Disciplined Restaurant Growth

We believe the broad appeal of Kona Grill’s atmosphere and menu offerings, our high average unit volumes and multiple daypart model make our concept attractive to developers and provide us with the opportunity for continued expansion. We review potential sites in both new and existing markets that meet our demographic, real estate and investment criteria. We believe the location of our restaurants plays a pivotal role in determining the long-term success of each restaurant and the overall profitability of our company. Therefore, we spend significant time and resources evaluating each prospective site. We utilize a disciplined site selection process involving our management team and Board of Directors.

Our rigorous site selection process for new restaurants includes, but is not limited to, the following criteria:

•	proximity to high activity areas such as retail centers, shopping malls, mixed-use developments and lifestyle and entertainment centers;

•	access to markets possessing strong local economies with above average consumer density and per capita income; and

•	exposure to high customer traffic throughout the day from thriving businesses or retail markets.

We opened two new restaurants in 2013, in Boise, Idaho in October 2013, which was our first new restaurant since 2010, and in The Woodlands, Texas in December 2013, which is our second restaurant in the Houston market. In February 2014, we opened our newest restaurant in Fort Worth, Texas, and our first location with an engaging rooftop bar. Including our most recent opening, we plan to open five new restaurants in 2014. Additional planned openings include restaurants in El Paso, Texas during the summer of 2014 and in Sarasota, Florida; Alpharetta, Georgia and Columbus, Ohio during the fourth quarter of 2014. We currently have four signed leases for 2015 openings in Fairfax, Virginia; Miami, Florida; Plano, Texas and San Juan, Puerto Rico. We continue to work diligently to build a strong pipeline to achieve our long-term growth objectives, which include doubling our restaurant sales over the next five years, by strategically expanding the Kona Grill concept in both new and existing markets.

Our growth strategy for developing new locations also includes expansion in existing markets that have the appropriate demographics to support multiple restaurants. Operating multiple restaurants in existing markets enables us to leverage our brand equity as well as gain operating efficiencies associated with regional supervision, marketing, purchasing and hiring.

Grow Existing Restaurant Sales

Our goal for existing restaurants is to increase unit volumes through ongoing marketing efforts designed to generate awareness of our concept and increase the frequency of our customer visits, while continuing to provide a great customer experience. Our key initiatives include:

•	Continued Offering of Innovative and Flavorful Menu Items. Our food-based promotions include innovative seasonal menu items offered four times during the year. These initiatives are highly successful in keeping our menu fresh and exciting while also providing a great venue to test the popularity of new menu items and the opportunity to bring back popular past menu items. We continue to enhance our wine list and utilize our Wine Down Wednesday promotion to drive customer traffic by offering a 50% discount on bottle wines each Wednesday.

•	Focus on Four-Wall Execution. We continue to focus on the quality of our service and hospitality with extensive training for our service staff on our wine list, drink and menu offerings. We utilize a customer satisfaction survey across the brand to provide valuable feedback that our management team can respond to immediately.

•	Grow Customer Loyalty Through Local Restaurant Marketing. We believe the active presence of our restaurant-level management teams is instrumental in strengthening brand awareness and cultivating customer loyalty. Participation in community and philanthropic endeavors provide a means for our restaurants to plant deeper roots in their respective communities. To complement these programs, we continue to grow our customer loyalty program, Konavore, which, as of March 31, 2014, had grown to more than 200,000 members. We utilize this e-mail based program to communicate new menu offerings, restaurant specific events and other marketing messages to keep Kona Grill top of mind for consumers. We have also increased our presence in social marketing and interactive advertising to grow restaurant sales.

Strategic Investments in Personnel and Systems

During 2013, we made strategic personnel investments in order to re-ignite the expansion of our concept and successfully execute on our growth strategies. In 2014, we have made and plan to make additional investments in both operations and development personnel to enable us to accelerate and support incremental new unit growth. Additionally, we continue to implement systems and tools to enhance our business while ensuring that strong financial controls are in place to minimize risks associated with our current growth strategy. We believe that as the restaurant base grows, our general and administrative costs will increase at a slower growth rate than will our restaurant sales, thereby leveraging our general and administrative costs and increasing our earnings.

Our Challenges

Before you invest in our common stock, you should carefully consider all the information contained elsewhere and incorporated by reference in this prospectus, including matters set forth under the heading “Risk Factors” herein. Risks relating to our business include, among others, the following:

•	our financial results depend significantly on the success of our existing and new restaurants;

•	our long-term success is highly dependent on our ability to successfully identify new locations and develop and expand our operations, while providing scalable and effective restaurant support infrastructure;

•	we are susceptible to economic trends and developments, including adverse weather, in the areas in which are restaurants are located;

•	changes in food costs and availability could adversely affect our operating results; and

•	damage to our reputation or lack of acceptance of our brand in existing or new markets could negatively impact our business and results of operations.

•	we are dependent upon our ability to attract and retain key management and operations personnel.

Corporate Information

Our principal executive offices are located at 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251 and our telephone number is (480) 922-8100. Our website address is www.konagrill.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus other than documents that we file with the SEC that are incorporated by reference into this prospectus.

The Offering

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares.

Common stock offered by us	2,000,000 shares

Common stock offered by the selling stockholders	300,000 shares

Common stock outstanding after the offering	10,615,667 shares

Risk factors	See “Risk factors” beginning on page 10 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

Use of proceeds	We intend to use the net proceeds from the sale of shares offered by us for new unit expansion, capital expenditures and general corporate purposes. See “Use of Proceeds” beginning on page 12 of this prospectus.

We will not receive any proceeds from the sale of shares by the selling stockholders.

NASDAQ Global Market symbol	KONA

The number of shares of common stock to be outstanding immediately after this offering, as shown in the table above, is based on 8,615,667 shares of common stock outstanding as of June 12, 2014.

The number of shares of common stock to be outstanding immediately after this offering does not include 345,000 shares subject to the underwriters’ option to purchase additional shares and also excludes:

•	1,066,375 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, with a weighted average exercise price of $9.51; and

•	287,525 shares of our common stock available as of March 31, 2014 for future issuance pursuant to our 2012 Stock Award Plan.

Summary Historical Financial and Operating Data

The following tables set forth, for the periods and dates indicated, our summary historical financial and operating data. We have derived the consolidated statement of comprehensive income data for the years ended December 31, 2013, 2012 and 2011 and the balance sheet data as of December 31, 2013 and 2012 from our audited consolidated financial statements incorporated by reference in this prospectus. We have derived the consolidated statement of comprehensive income data for the quarters ended March 31, 2014 and 2013 and the balance sheet data as of March 31, 2014 from our unaudited consolidated financial statements incorporated by reference in this prospectus. We have derived the balance sheet data as of December 31, 2011 from our audited consolidated financial statements not incorporated by reference in this prospectus. You should read this information in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and the quarterly Report on Form 10-Q for the quarter ended March 31, 2014, which are incorporated by reference in this prospectus.

	Year Ended December 31,			Quarter Ended March 31,
	2013	2012	2011	2014	2013
	(Dollars in thousands, except per share data)
Consolidated Statement of Comprehensive Income Data:
Restaurant sales	$98,250	$96,021	$93,657	$27,616	$23,496
Costs and expenses:
Cost of sales	26,853	26,246	25,579	7,510	6,453
Labor	33,166	31,968	30,896	9,426	7,866
Occupancy	6,702	6,253	6,573	1,843	1,615
Restaurant operating expenses	13,456	13,534	13,977	3,848	3,171
General and administrative	7,854	7,037	8,395	2,576	1,875
Preopening expense	1,162	—	—	390	—
Depreciation and amortization	5,918	5,749	5,856	1,687	1,429
Insurance recoveries and other	32	(120)	—	—	—

Total costs and expenses	95,143	90,667	91,276	27,280	22,409

Income from operations	3,107	5,354	2,381	336	1,087
Nonoperating income (expense):
Write off of deferred financing costs	(66)	—	—	—	—
Interest expense, net	(160)	(66)	(58)	(60)	(3)

Income from operations before provision for income taxes	2,881	5,288	2,323	276	1,084
Provision for income taxes	169	36	9	25	80

Income from continuing operations	2,712	5,252	2,314	251	1,004
Loss from discontinued operations, net of tax	—	(466)	(288)	—	—

Net income	$2,712	$4,786	$2,026	$251	$1,004

Net income per share—Basic
Continuing operations	$0.32	$0.60	$0.25	$0.03	$0.12
Discontinued operations	—	(0.05)	(0.03)	—	—

Net income	$0.32	$0.55	$0.22	$0.03	$0.12

Net income per share—Diluted
Continuing operations	$0.31	$0.59	$0.24	$0.03	$0.12
Discontinued operations	—	(0.05)	(0.03)	—	—

Net income	$0.31	$0.54	$0.21	$0.03	$0.12

Weighted average shares outstanding:
Basic	8,573	8,726	9,242	8,609	8,543

Diluted	8,762	8,868	9,428	8,882	8,643

	December 31,			March 31, 2014
Balance Sheet Data (end of period):	2013	2012	2011
	(Dollars in thousands)
Cash and cash equivalents	$5,881	$7,989	$6,327	$4,945
Investments	177	177	176	178
Working capital (deficit)	(6,476)	1,044	(2,380)	(2,798)
Total assets	49,868	39,325	41,347	49,104
Total debt	3,500	370	132	3,500
Total stockholders’ equity	22,358	18,868	17,684	22,854

	Year Ended December 31,			Quarter Ended March 31,
	2013	2012	2011	2014	2013
	(Dollars in thousands)
Other Financial Data:
Net cash provided by operating activities	$9,460	$7,352	$7,676	$3,754	$856
Net cash used in investing activities	$(14,536)	$(1,776)	$(1,538)	$(4,734)	$(393)
Net cash provided by (used in) financing activities	$2,968	$(3,914)	$(2,366)	$44	$(134)
Capital expenditures	$14,445	$1,794	$1,492	$4,697	$387
Restaurant operating profit (1)	$18,073	$18,020	$16,632	$4,989	$4,391
Restaurant operating profit as a percentage of sales	18.4%	18.8%	17.8%	18.1%	18.7%
Adjusted EBITDA (2)	$10,803	$11,381	$8,768	$2,614	$2,659
Adjusted EBITDA as a percentage of sales	11.0%	11.9%	9.4%	9.5%	11.3%

Operating Data:
Total restaurants at end of period	25	23	23	26	23
Total comparable restaurants at end of period	23	23	22	23	23
Average unit volume (3)	$4,250	$4,190	$4,089	$1,090	$1,026
Same-store sales percentage change (4)	1.4%	2.7%	8.8%	6.2%	(2.6)%

(1)	Restaurant operating profit is not a financial measure determined in accordance with U.S. generally accepted accounting principles (see reconciliation below) and should not be considered in isolation or as an alternative to income from continuing operations. Restaurant operating profit is defined as restaurant sales minus cost of sales, labor, occupancy and restaurant operating expenses and does not include general and administrative expenses, preopening expenses, depreciation and amortization and insurance recoveries and other. Restaurant operating profit may not be comparable to the same or similarly titled measures computed by other companies. We believe restaurant operating profit is an important component of our financial results because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. We use restaurant operating profit as a percentage of restaurant sales as a key metric to evaluate our restaurants’ financial performance compared with our competitors.
(2)	Adjusted EBITDA is not a financial measure determined in accordance with U.S. generally accepted accounting principles (see reconciliation below) and should not be considered in isolation or as an alternative to income from operations. Adjusted EBITDA is defined as income from continuing operations plus depreciation and amortization, preopening expense, stock-based compensation and insurance recoveries and other. Adjusted EBITDA is presented because: (i) we believe it is a useful measure for investors to assess the operating performance of our business without the effect of non-cash items such as depreciation and amortization expenses and stock-based compensation; (ii) we believe that investors will find these measures useful in assessing our ability to service or incur indebtedness; and (iii) we use Adjusted EBITDA internally as a benchmark to evaluate our operating performance and compare our performance to that of our competitors.
(3)	Includes only those restaurants in the comparable restaurant base.
(4)

Same-store sales percentage change reflects the periodic change in restaurant sales for the comparable restaurant base compared to the same prior period. In calculating the percentage change for same-store sales, we include a restaurant in the comparable restaurant base after it has been in operation for more than 18 months. We remove restaurants from the comparable base for periods in which they are closed, primarily related to remodel activities.

A reconciliation of Adjusted EBITDA and restaurant operating profit to our income from operations is provided below.

	Year Ended December 31,			Quarter Ended March 31,
	2013	2012	2011	2014	2013
	(Dollars in thousands)
Income from operations	$3,107	$5,354	$2,381	$336	$1,087
Depreciation and amortization	5,918	5,749	5,856	1,687	1,429
Preopening expense	1,162	—	—	390	—
Stock-based compensation	584	398	531	201	143
Insurance recoveries & others	32	(120)	—	—	—

Adjusted EBITDA	$10,803	$11,381	$8,768	$2,614	$2,659
General and administrative (G&A)	7,854	7,037	8,395	2,576	1,875
Less: stock-based compensation included in G&A	(584)	(398)	(531)	(201)	(143)

Restaurant operating profit (1)	$18,073	$18,020	$16,632	$4,989	$4,391

RISK FACTORS

An investment in our common stock involves a number of risks. Before deciding to invest in our common stock, you should carefully consider the risks described below and discussed under the section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, which are incorporated by reference in this prospectus, together with the other information in this prospectus , the information and documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business.

Risks Related to this Offering

Management will have broad discretion over the use of the net proceeds from the sale of shares by us and may apply the net proceeds in ways that do not improve our operating results or increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds from the sale of shares by us and could spend the net proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share in this offering. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders, including investors who purchase shares of common stock in this offering. The price per share at which we sell additional shares of our common stock or securities convertible into common stock in future transactions may be higher or lower than the price per share in this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, and the documents incorporated by reference herein may contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. The following factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements:

•	the adverse impact if restaurant sales decrease;

•	a decline in visitors to activity centers surrounding our restaurants;

•	the limited history for evaluating our company;

•	the effect of growth on our infrastructure, resources and existing restaurants;

•	our ability to expand our operations in both new and existing markets;

•	our ability to slow the growth rate of our general and administrative costs as our restaurant base grows;

•	the impact of supply shortages and food costs in general;

•	our ability to protect trademarks and other proprietary information;

•	the impact of litigation;

•	our ability to raise capital;

•	negative publicity surrounding our restaurants or the consumption of our food products in general;

•	the impact of federal, state, or local government regulations;

•	labor shortages or increases in labor costs;

•	economic and political conditions generally; and

•	the effect of competition in the restaurant industry.

In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “projects”, “predicts”, “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the caption “Risk Factors” above as well as the risk factors contained in our filings with the Securities and Exchange Commission, or the SEC, that are incorporated by reference in this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should read this prospectus, the documents we have filed with the SEC that are incorporated by reference and any free writing prospectus that we have authorized for use in connection with this offering completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in the foregoing documents by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 2,000,000 shares of common stock that we are offering will be approximately $[—] million, or approximately $[—] million if the underwriters exercise in full their option to purchase an additional 345,000 shares of common stock, based on the public offering price of $[—] per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering for the following purposes:

•	approximately $35.0 million to $40.0 million for new unit expansion;

•	approximately $2.5 million to $4.0 million for remodel and maintenance capital expenditures; and

•	the remainder of the net proceeds for working capital and other general corporate purposes.

We will not receive any proceeds from the sale of 300,000 shares of common stock by the selling stockholders, which are estimated to be approximately $[—], after deducting the underwriting discounts and commissions.

This expected use of net proceeds for this offering represents our current intentions based upon our present plans and business conditions. However, the amount and timing of actual expenditures may vary significantly depending on a number of factors, such as the availability of new unit expansion opportunities through development or acquisition, the pace of our expansion efforts, the need to supplement, repair or replace capital equipment, our remodeling needs, the status of our sales and marketing activities, the amount of cash otherwise used by operations and the availability of debt financing on terms advantageous to us. Accordingly, our management will have broad discretion in the application of such net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds from the sale of shares of common stock by us. Pending application of the net proceeds as described above, we intend to invest the net proceeds in investment grade interest bearing instruments.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014 on:

•	an actual basis; and

•	an as adjusted basis to reflect the receipt of the estimated net proceeds from the sale and issuance by us of the shares of common stock we are offering hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by us as described in the section entitled “Use of Proceeds.”

You should read this information in conjunction with the information provided in the sections entitled “Use of Proceeds” and our consolidated financial statements and related notes incorporated herein by reference.

	As of March 31, 2014
	Actual	As Adjusted
	(In thousands, except share and per share data)
Cash and cash equivalents	$4,945	$

Long-term liabilities, net of current maturities	16,900

Stockholders’ equity:
Preferred stock, $0.01 par value; 2,000,000 authorized; no shares issued and outstanding, actual and as adjusted	—
Common stock, $0.01 par value; 15,000,000 authorized, 8,730,617 issued and 8,614,417 outstanding, actual; 15,000,000 authorized, 10,730,617 issued and 10,614,417 outstanding, as adjusted	87
Additional paid in capital	54,328
Accumulated deficit	(30,561)
Treasury stock, at cost	(1,000)

Total stockholders’ equity	22,854

Total capitalization	$39,754	$

SELLING STOCKHOLDERS

The following table sets forth information as of June 12, 2014, regarding beneficial ownership of each selling stockholder that is offering shares of our common stock pursuant to this prospectus. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below. Except as stated below, the address for each selling stockholder is c/o Kona Grill, Inc., 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251. The selling stockholders may be deemed to be underwriters within the meaning of the Securities Act.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Except as indicated in the footnotes to this table and pursuant to state community property laws, we believe, based upon the information furnished to us, that the persons named in this table have sole voting and investment power with respect to all shares reflected as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options held by that person that are currently exercisable or exercisable within 60 days of June 12, 2014 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

Selling Stockholder	Shares Beneficially Owned Before This Offering (1)	Shares Offered by Selling Stockholder	Shares Beneficially Owned After This Offering (1)(2)	Percentage Beneficial Ownership After Offering (1)(2)
BBS Capital Fund, LP (3)	1,330,000	100,000	1,230,000	11.59%
James R. Jundt (4)	1,008,810	62,000	908,810	8.52%
James Richard Jundt Irrevocable Trust U/A dated August 19, 1991 (5)	190,689	38,000	152,689	1.44%
Kona MN, LLC (6)	200,000	100,000	100,000	*

Total		300,000

*	Less than 1%
(1)	Based on 8,615,667 shares of our common stock outstanding as of June 12, 2014.
(2)	Assumes 10,615,667 shares of our common stock outstanding after the offering, based upon 8,615,667 shares of our common stock outstanding as of June 12, 2014 and an additional 2,000,000 shares to be issued by us in the offering, and does not include 345,000 shares subject to the underwriters’ option to purchase additional shares.
(3)	The address of BBS Capital Fund, LP is 5524 E. Estrid Avenue, Scottsdale, AZ 85254. Berke Bakay, a member of our Board of Directors and our Chief Executive Officer, has the shared power to vote and dispose of the shares held by BBS Capital Fund, LP. In addition to the shares held by BBS Capital Fund, LP, Mr. Bakay’s beneficial ownership in the Company includes 10,000 shares of common stock held directly by Mr. Bakay and 116,250 shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of June 12, 2014.
(4)	The number of shares of common stock beneficially owned by James R. Jundt includes 50,875 shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of June 12, 2014, 758,611 shares held directly by Mr. Jundt that have been pledged as security for loans, 190,689 shares held by the James Richard Jundt Irrevocable Trust U/A dated August 19, 1991, a trust for the benefit of Mr. Jundt’s adult children, for which Mr. Jundt’s spouse is the trustee, and 8,635 shares owned directly by Mr. Jundt’s spouse.
(5)

Mary Joann Jundt has the sole power to vote and dispose of the shares held by the James Richard Jundt Irrevocable Trust U/A dated August 19, 1991. In the table above, the shares held by the James Richard Jundt Irrevocable Trust U/A dated August 19, 1991 are included in the shares beneficially owned by James R.

Jundt before and after this offering and in his beneficial ownership percentage after this offering, but are excluded from the number of shares being offered by Mr. Jundt pursuant to this prospectus.
(6)	Richard J. Hauser, a member of our Board of Directors, has the shared power to vote and dispose of the shares held by Kona MN, LLC. In addition to the shares held by Kona MN, LLC, Mr. Hauser’s beneficial ownership in the Company includes 85,395 shares of common stock held directly by Mr. Hauser, 393,407 shares of common stock held by Mr. Hauser’s spouse, 11,500 shares held by a trust for the benefit of Mr. Hauser’s children, and 38,800 shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of June 12, 2014. The 85,395 shares that Mr. Hauser holds directly have been pledged as security for obligations under a promissory note.

Material Relationships with Selling Stockholders

BBS Capital Fund, LP, which we refer to as the Fund, is an investment fund structured as a limited partnership. BBS Capital Management, LP, as the investment manager of the Fund, has the shared power to vote and dispose of the shares held by the Fund. BBS Capital GP, LP, as the general partner of the Fund, has the shared power to vote and dispose of the shares held by the Fund. BBS Capital, LLC, as the general partner of BBS Capital Management, LP and BBS Capital GP, LP, has the shared power to vote and dispose of the shares held by the Fund. Berke Bakay, a member of our Board of Directors and our Chief Executive Officer, as the manager of BBS Capital Management, LP, has the shared power to vote and dispose of the shares of common stock held by the Fund. James R. Jundt is a member of our Board of Directors and is the father of Marcus E. Jundt, who is also a member of our Board of Directors. Mary Joann Jundt is trustee of the James Richard Jundt Irrevocable Trust U/A dated August 19, 1991, which is a trust for the benefit of Mr. James R. Jundt’s adult children. As trustee, Mrs. Jundt has the sole power to vote and dispose of the shares held by the James Richard Jundt Irrevocable Trust U/A dated August 19, 1991. Mrs. Jundt is the spouse of James R. Jundt and is the mother of Marcus E. Jundt. Kona MN, LLC is a limited liability company of which Richard J. Hauser and his spouse are control persons. Mr. Hauser is a member of our Board of Directors.

Except as described in the information incorporated by reference into this prospectus, no selling stockholder has had any material transaction or relationship with us or any of our predecessors or affiliates within the past three years.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement by and among KeyBanc Capital Markets Inc., as representative for the underwriters named in the agreement, us and the selling stockholders, we and the selling stockholders have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name in the table below:

Underwriter	Number of Shares
KeyBanc Capital Markets Inc.
Raymond James & Associates, Inc.
Feltl and Company, Inc.
Janney Montgomery Scott LLC
Lake Street Capital Markets, LLC
Wunderlich Securities, Inc.

Total	2,300,000

Under the terms of the underwriting agreement, the underwriters are committed to purchase all of these shares if any shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriting agreement provides that the underwriters’ obligations to purchase the common stock depends on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain dealers at such price less a concession not in excess of $ per share. If all of the shares are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

We have granted the underwriters an option to purchase up to 345,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option for 30 days from the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial amount reflected in the above table.

The following table shows the per share and total underwriting discount that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

		Total Without	Total With
	Per Share	Option Exercised	Option Exercised

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds (before expenses) to us	$	$	$
Proceeds (before expenses) to the selling stockholders	$	$	$

We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $330,000.

We, our executive officers and directors and certain affiliates thereof have agreed with the underwriters, for a period of 90 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, hedge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of our common stock, without the prior written consent of KeyBanc Capital Markets Inc. Immediately after this offering, 3,063,000 shares of common stock are beneficially owned by our executive officers and directors and certain affiliates thereof. However, KeyBanc Capital Markets Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. When determining whether to release securities from the lock-up agreements, KeyBanc Capital Markets Inc. may consider, among other factors, market conditions at the time, the number of securities for which the release is requested and the stockholder’s reasons for requesting the release. Notwithstanding the foregoing, if, under certain circumstances during the term of this lock-up, we issue an earnings release or announce that we will release earnings or material news or a material event regarding our company occurs, then the lock-up period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Until the distribution of the shares of our common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases of shares in the open market while this offering is in progress to peg, fix, or maintain that price. These transactions also may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us. The underwriters may reduce that short position by purchasing shares in the open market or by exercising all or part of the option to purchase additional shares described above. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of our common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor the underwriters make any representation or prediction as to the effect the transactions described above may have on the price of our common stock. Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them without notice at any time.

In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

An affiliate of KeyBanc Capital Markets Inc., which is the representative for the underwriters in this offering, is a lender under our unsecured revolving credit facility. An affiliate of KeyBanc Capital Markets Inc. also acts as an agent in connection with our unsecured revolving credit facility and has received and will continue to receive customary compensation in connection with our unsecured revolving credit facility.

In addition, certain of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other transactions with us and perform services for us in the ordinary course of their business. They have received customary fees and commissions for those transactions. In the course of their businesses, the underwriters and their respective affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their respective affiliates may at any time hold long or short positions in such securities or loans.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws. For more detailed information, please see our Amended and Restated Certificate of Incorporation and Bylaws, which we previously filed with the SEC and are incorporated by reference into this registration statement of which this prospectus is part.

Our authorized capital stock consists of 17,000,000 shares, all with a par value of $0.01 per share, of which:

•	15,000,000 shares are designated as common stock; and

•	2,000,000 shares are designated as preferred stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for that purpose. In the event of the liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.

On June 12, 2014, the closing sale price of our common stock was $22.19 per share. On June 12, 2014, there were 18 holders of record of our common stock.

Preferred Stock

The Company’s Amended and Restated Certificate of Incorporation authorizes the Company’s Board of Directors to issue up to 2,000,000 shares in one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series without any further vote or action by the Company’s stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Trading of Securities

Our common stock has traded on the NASDAQ Global Market under the symbol KONA since our initial public offering on August 16, 2005.

Anti-Takeover Effect of Delaware Law and Certain Charter and Bylaw Provisions

Certain provisions of our Amended and Restated Certificate of Incorporation, Bylaws and Delaware law, which are summarized below, are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares or may otherwise delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. As a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Blank Check Preferred Stock. Our Amended and Restated Certificate of Incorporation contains provisions that permit our board of directors to issue, without any further vote or action by the stockholders, up to 2,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. As a result, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the registrant’s common stock or otherwise be in their best interest.

Special Meetings of Stockholders. Our Bylaws provide that special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the secretary. Stockholders are not permitted to call a special meeting of stockholders or to require that the board of directors call such a special meeting.

Delaware Takeover Statute. We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested shareholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information contained in documents that we file with the SEC into the registration statement of which this prospectus is a part. This means that we can disclose important information to you by referring you to those documents, and the information in those documents is considered part of this prospectus. As a result, the information in this prospectus is not complete and you should read the information incorporated by reference for more detail.

We incorporate by reference the documents listed below (other than information contained in such filings that is deemed “furnished” in Current Reports on Form 8-K filed under Item 2.02 or 7.01 of such form), as well as any documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the initial filing date of the registration statement of which this prospectus is a part and (2) after the date of this prospectus until the termination of this offering:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed on March 31, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 2, 2014;

•	Definitive Proxy Statement filed on Form 14A on March 31, 2014;

•	Current Reports on Form 8-K filed on April 9, 2014, April 10, 2014 and May 20, 2014; and

•	Description of the Company’s common stock, $.01 par value per share, contained in the Company’s Registration Statement on Form 8-A (File No. 000-51491) filed with the SEC on August 11, 2005.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of this information at no cost, by writing or telephoning us at the following address or telephone number:

Kona Grill, Inc.

7150 East Camelback Road, Suite 220

Scottsdale, Arizona 85251

Attention: Chief Executive Officer

Telephone: (480) 922-8100

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act relating to the common stock offered by this prospectus. We also file annual, quarterly and current reports, proxy statements and other information with the SEC.

Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.konagrill.com. Our website, however, is not a part of this prospectus. You may also read and copy any document we file with the SEC at its public reference room, at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1–800–SEC–0330 for further information on the operation of its public reference room.

You should review the information and exhibits included in the registration statement for further information about us and the common stock we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements. See “Incorporation of Certain Information By Reference” for additional information.

LEGAL MATTERS

Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota will pass upon the validity of the issuance of the common stock offered by this prospectus. The underwriters are being represented by Jones Day, Cleveland, Ohio.

EXPERTS

The consolidated financial statements of Kona Grill, Inc. appearing in Kona Grill, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated by reference in this prospectus. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

go [big]
[party and reception menu]
[happy hour]
[ask your server for times]
[happy hour margarita]
[saké sangria • red or white]
[cosmo]
[saké bomber]
[gekkeikan draft saké bottle]
[bud light draft]
[sam adams selection]
[featured wines]
[available in the bar patio & lounge area only]

2,300,000 Shares

Common Stock

PROSPECTUS

KeyBanc Capital Markets

Raymond James

Feltl and Company

Janney Montgomery Scott

Lake Street Capital Markets

Wunderlich Securities

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting compensation, payable in connection with the registration of securities hereunder. All amounts are estimates except for the SEC registration fee.

SEC registration fee	$6,575
Legal fees and expenses	$135,000
Accounting fees and expenses	$75,000
Printing and engraving expenses	$70,000
FINRA filing fee	$8,157
Nasdaq additional listing fee	$20,000
Transfer agent fees and expenses	$5,000
Miscellaneous expenses	$10,268

Total	$330,000

Item 15.	Indemnification of Directors and Officers.

We are a corporation organized under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation. Our Bylaws provide that we will indemnify and advance expenses to our directors and officers (and may choose to indemnify and advance expenses to other employees and other agents) to the fullest extent permitted by law; provided, however, that if we enter into an indemnification agreement with such directors or officers, such agreement controls.

Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the director derives an improper personal benefit.

Our Amended and Restated Certificate of Incorporation provides that our directors are not personally liable for breaches of fiduciary duties to the fullest extent permitted by the General Corporation Law of the State of Delaware.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Section 145(g) of the General Corporation Law of the State of Delaware permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Item 16.	Exhibits.

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

1.1	Form of Underwriting Agreement

4.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-125506), as filed on July 8, 2005)

4.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Appendix B to the Registrant’s Definitive Proxy Statement on Schedule 14A (Commission File No. 000-51491), as filed on March 31, 2006)

4.3	Amended and Restated Bylaws of Kona Grill, Inc., as of October 30, 2007 (incorporated by reference to Exhibit 3.3 to the Registrant’s Form 8-K (Commission File No. 000-51491), as filed on November 5, 2007)

4.4	Certificate of Designations, Preferences, and Rights of Series A Junior Participating Preferred Stock of Kona Grill, Inc. (incorporated by reference to Exhibit 3.4 to the Registrant’s Form 8-K (Commission File No. 000-51491), as filed on May 28, 2008)

4.5	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-125506), as filed on July 21, 2005)

5.1	Opinion of Maslon Edelman Borman & Brand, LLP*

23.1	Consent of Ernst & Young LLP

23.2	Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5.1)*

24.1	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)*

*	Previously filed

Item 17.	Undertakings.

The undersigned registrant hereby undertakes the following:

•	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•	That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

•	That:

(1)	for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on this 13th day of June 2014.

KONA GRILL, INC.

By:	/s/ Berke Bakay
Berke Bakay, President, Chief Executive Officer and Director

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Berke Bakay Berke Bakay	President, Chief Executive Officer and Director (principal executive officer)	June 13, 2014

/s/ Christi Hing Christi Hing	Chief Financial Officer (principal financial officer and principal accounting officer)	June 13, 2014

*	Director	June 13, 2014
Richard J. Hauser

*	Director	June 13, 2014
James R. Jundt

*	Director	June 13, 2014
Marcus E. Jundt

*	Director	June 13, 2014
Leonard Newman

*	Director	June 13, 2014
Steven W. Schussler

*	Director	June 13, 2014
Anthony L. Winczewski

*By:	/s/ Berke Bakay
Berke Bakay, Attorney-in-fact

EXHIBIT INDEX

1.1	Form of Underwriting Agreement

4.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-125506), as filed on July 8, 2005)

4.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Appendix B to the Registrant’s Definitive Proxy Statement on Schedule 14A (Commission File No. 000-51491), as filed on March 31, 2006)

4.3	Amended and Restated Bylaws of Kona Grill, Inc., as of October 30, 2007 (incorporated by reference to Exhibit 3.3 to the Registrant’s Form 8-K (Commission File No. 000-51491), as filed on November 5, 2007)

4.4	Certificate of Designations, Preferences, and Rights of Series A Junior Participating Preferred Stock of Kona Grill, Inc. (incorporated by reference to Exhibit 3.4 to the Registrant’s Form 8-K (Commission File No. 000-51491), as filed on May 28, 2008)

4.5	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-125506), as filed on July 21, 2005)

5.1	Opinion of Maslon Edelman Borman & Brand, LLP*

23.1	Consent of Ernst & Young LLP

23.2	Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5.1)*

24.1	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)*

*	Previously filed